SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2007
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 001-33223
                                               --------------------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Oritani Financial Corp.
                                370 Pascack Road
                    Township of Washington, New Jersey 07676

                              REQUIRED INFORMATION


Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.


                                                                                               Page
                                                                                              Number
                                                                                              -------
(a)      Financial Statements of the Plan

              Report of Independent Registered Public Accounting Firm                             1

              Statements of Net Assets Available for Plan Benefits as of
              December 31, 2007 and 2006                                                          2

              Statement of Changes in Net Assets Available for Plan Benefits
              for the Year Ended December 31, 2007                                                3

              Notes to Financial Statements                                                       4

(b)      Schedule *

              Schedule of Assets Held for Investment Purposes - Schedule H, Line 4i
              as of December 31, 2007                                                             8


     * Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


(c)      Signature                                                                                9






[Logo of WithumSmith+Brown]
465 South Street, Suite 200
Morristown, NJ  07960

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------

To the Plan Administrator and Participants
Oritani Savings Bank Employees Savings & Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Oritani
Savings Bank Employees Savings & Profit Sharing Plan and Trust as of December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, P.C.


June 27, 2008

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust Statements of Net Assets Available for Benefits
December 31, 2007 and 2006
--------------------------------------------------------------------------------

                                                                                        2007               2006
Assets

Investments, at fair value
   Cash and cash equivalents                                                        $   145,402        $ 1,924,877
   Interest in common/collective trusts                                               3,253,395          2,303,332
   Mutual funds                                                                           3,727                229
   Oritani Financial Corp. Stock Fund                                                 1,641,730                  -
   Participant loans                                                                     55,155             35,183
                                                                                    ------------       -------------
                                                                                      5,099,409          4,263,621

Contributions receivable:
   Employer                                                                              15,584             22,682
   Employee                                                                              41,539             66,940
                                                                                    ------------       -------------
                                                                                         57,123             89,622

Other receivables                                                                           254              7,761
                                                                                    ------------       -------------
                                                                                      5,156,786          4,361,004

Administrative payables                                                                     674              2,798
                                                                                    ------------       -------------
   Net assets available for benefits                                                $ 5,156,112        $ 4,358,206
                                                                                    ============       =============


The Notes to Financial Statements are an integral part of these statements.

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007
--------------------------------------------------------------------------------


Additions
   Investment income
    Net appreciation in fair value of investments                                                        $    476,830
    Interest and dividend income                                                                               14,996
                                                                                                         -------------
      Net investment income                                                                                   491,826

   Contributions
    Employer                                                                                                  126,083
    Participant                                                                                               407,917
                                                                                                         -------------
                                                                                                              534,000
                                                                                                         -------------
       Total additions                                                                                      1,025,826
                                                                                                         -------------
Deductions
    Participant distributions                                                                                 195,574
    Administrative expenses                                                                                    32,346
                                                                                                         -------------
      Total deductions                                                                                        227,920
                                                                                                         -------------
Net increase in net assets                                                                                    797,906

Net assets available for plan benefits, beginning of the year                                                4,358,206
                                                                                                         -------------
Net assets available for plan benefits, end of the year                                                   $  5,156,112
                                                                                                         =============

The Notes to Financial Statements are an integral part of these statements.

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2007 and 2006
--------------------------------------------------------------------------------

1.       Description  of Plan
         The following description is provided for general information summary purposes. Participants of the Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") should refer to the Summary Plan document for more detailed and complete description of the plan provisions.

         General
         The Plan is a defined contribution employee savings plan covering all eligible employees of Oritani Savings Bank (the "Bank"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Contributions
         Participating employees with one or more years of credit service are entitled to contribute to the Plan up to 50% (subject to certain IRS limitations) of their compensation, as defined in the Plan.

         The  Bank   matches   up  to  50%  of  the   participants   before  tax
         contributions, up to 6% of compensation.

         Vesting
         Plan  participants are 100% vested in the account balance  attributable
         to  their  voluntary  contributions,   as  well  as  employer  matching
         contributions, including related earnings therein.

         Administrative Expenses
         Trustee, professional and consulting fees are paid by the Plan.

         Payment of Benefits
         Upon termination of employment, a participant may leave their account with the Plan and defer commencement of receipt of their vested balance until April 1 of the calendar year following the calendar year in which they attain age 701/2, except to the extent that their vested account balance as of the date of termination is less than $500.00; in which case interest in the Plan will be cashed out and payment forwarded to them. On termination of service due to death, the value of the entire account will be payable to the participant's beneficiary in the form of a lump sum payment, annual installments, or rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, a participant is entitled to the same withdrawal rights as if they had terminated their employment.

         Participant Loans
         Eligible participants may borrow from $1,000 up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding loan balance during the past 12 months. The rate of interest for the term of the loan will be established as of the loan date, and is a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution (e.g., Barron's Prime Rate (base rate) plus 1%).

         Distributions
         During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2007 and 2006
--------------------------------------------------------------------------------

2.       Summary of Significant Accounting Policies

         Basis of Accounting
         The accompanying financial statements are prepared using the accrual method of accounting.

         Payment of Benefits
         Amounts paid to participants are recorded upon distribution.

         Use of Estimates
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         Investment Valuation and Income Recognition
         Investments in securities are valued at the fair market value on the last business day of the year based on quoted market rates from national stock exchanges. Participant loan receivable are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Risks and Uncertainties
         The Plan invests in various mutual funds and are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

         The investment in Oritani Financial Corp. stock fund is subject to various risks, including concentration risk, and is determined by the performance of Oritani Financial Corp. common stock. The market price of Oritani Financial Corp. common stock is dependent on a number of factors, including the financial condition and profitability of Oritani Financial Corp. and Oritani Savings Bank. In addition, the market price for Oritani Financial Corp. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as unforeseen events not necessarily within the control of management or the board of directors of Oritani Financial Corp. and Oritani Savings Bank.

         Effects of New Accounting Pronouncements
         In September 2006, the FASB issued Statement No. 157, Fair value Measurement ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan is currently evaluating the statement's impact on its financial statements.

         In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities - including an amendment of FASB Statement No.115 ("FAS 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates and is expected to expand the use of fair value measurement. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the statement's impact on its financial statements.

         The Plan is not aware of other new accounting standards that were required to be adopted in 2007, or yet to be adopted, that would impact the Plan's 2007 or prospective financial statements.

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2007 and 2006
--------------------------------------------------------------------------------

3.       Investments

         The following presents investments at December 31 that represented 5% or more of the Plan's net assets:

                                                                                               2007         2006

                  Oritani Financial Corp. Stock Fund                                      $ 1,641,730   $      *
                  Pentegra Stable Value Fund                                                  510,334     426,894
                  SSgA S&P 500 Flagship Securities LSF                                      1,256,300   1,004,339
                  SSgA Midcap Index Securities                                                524,335     324,899
                  Collective Short Term Investment Fund                                             *   1,823,440

                  *represents less than 5% of Plan assets

         For the year ended December 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $476,830. The appreciation, by investment category, is as follows:

                  Oritani Financial Corp. Stock Fund                   $  61,474
                  Common/collective trusts                             $ 415,356

         For the year ended December 31, 2007, investment and advisory expenses were $32,346.

         Investment in Guaranteed Investment Contracts
         The Plan's investment in the Pentegra Stable Return Fund is stated at fair value, which also approximates contract value. As of December 31, 2007, the Company evaluated the provisions of the Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1: reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP"). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans along with the financial statement presentation and disclosure of such contracts. In evaluating the provisions of this FSP, there was no significant accounting impact to the Plan's 2007 financial statements since the fair value of such investments approximate the contract values.

         Investment Options
         A participant can elect to invest amounts credited to their account in any of the following investment funds: Pentegra Stable Value Fund, SSgA Aggressive Strategic Balanced Securities LSF, SSgA Conservative Strategic Balanced Securities LSF, SSgA Daily EAFE Index Securities LSF, SSgA Growth Index Securities LSF, SSgA Long U.S. Treasury Index Securities LSF, SSgA Moderate Strategic Balanced Securities LSF, SSgA NASDAQ 100 Index Securities NLSF, SSgA REIT Index Securities NLSF, SSgA Russell 2000 Index Securities LSF, SSgA S&P 500 Flagship Securities LSF, SSgA S&P Midcap Index Securities LSF, SSgA Value Index Securities LSF, SSgA Aggregate Bond Fund and Oritani Financial Corp. Stock Fund

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2007 and 2006
--------------------------------------------------------------------------------

4.       Tax Status

         The Plan has received determination letter from the Internal Revenue Service dated January 31, 2006, stating that the written form of the underlying prototype plan document is qualified under Section 401(b) of the Internal Revenue Code (the Code), that any employer adopting this form of the Plan will be considered to have a plan qualified under
         Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5.       Plan Termination

         The Plan Sponsor has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA. In the event of plan termination, plan participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

6.       Related Party Transactions

         Certain Plan investments are shares of mutual funds managed by Bank of New York who serves as the Trustee, as defined, of the Plan.
         Accordingly, these transactions qualify as party-in-interest transactions.

7.       Reconciliation to Form 5500

         Differences between the financial statements and the Form 5500 relates to the Trustee reporting Plan activity on the cash basis (versus accrual basis) for Form 5500. The following is a reconciliation of net assets available for benefits and contributions as of December 31, 2006:

              Net assets available for benefits as
                 disclosed in the financial statements                            $ 4,358,206
              Contributions receivable                                                (89,622)
                                                                                  -----------
              Net assets available for plan benefits as
                 disclosed in Form 5500, Schedule H                               $ 4,268,584
                                                                                  ============

Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust
Schedule H, Part IV - Line 4i
Schedule of Assets Held at End of Year
ID# 22-1174955; Plan# 001
December 31, 2007
--------------------------------------------------------------------------------


                                                                     (c) Description of
                                                                     Investment Including
                                                                     Maturity Date, Rate
                       (b) Identity of Issuer, Borrower             of Interest, Collateral,                       (e) Current
  *(a)                     Lessor or Similar Party                   Par, or Maturity Value      (d) Cost **            Value
------ ----------------------------------------------------------  ---------------------------  -----------------  ----------------
       Cash and Cash Equivalents
       -------------------------
       Collective Short Term Investment Fund                                 52,844 shares            **           $    52,844
       SSgA U.S. Government Money Market                                     92,558 shares            **                92,558
                                                                                                                   ------------
         Total Cash and Cash Equivalents                                                                               145,402
                                                                                                                   ------------
       Interest in Common/Collective Trusts
       ------------------------------------
  *    Pentegra Stable Value Fund                                            46,381 shares            **               510,334
       SSgA Aggressive Strategic Balanced Securities LSF                     10,888 shares            **               143,988
       SSgA Conservative Strategic Balanced Securities LSF                    4,677 shares            **                73,748
       SSgA Daily EAFE Index Securities LSF                                   6,552 shares            **               154,837
       SSgA Growth Index Securities LSF                                       5,389 shares            **                67,087
       SSgA Long U.S. Treasury Index Securities LSF                          11,361 shares            **               132,226
       SSgA Moderate Strategic Balanced Securities LSF                        3,457 shares            **                50,452
       SSgA NASDAQ 100 Index NLSF                                             4,650 shares            **                60,012
       SSgA REIT Index NLSF                                                   1,178 shares            **                31,797
       SSgA Russell 2000 Index Securities LSF                                 4,471 shares            **               112,804
       SSgA S&P 500 Flagship Securities LSF                                   4,428 shares            **             1,256,360
       SSgA S&P Midcap Index Securities LSF                                  17,229 shares            **               524,335
       SSgA S&P Value Index Securities LSF                                   10,707 shares            **               135,415
                                                                                                                   ------------
         Total Interest in Common/Collective Trusts                                                                  3,253,395
                                                                                                                   ------------
       Investment in Mutual Funds
       --------------------------
       SSgA Aggregagte Bond Fund                                                202 shares            **                 3,727
                                                                                                                   ------------
       Investment in Employer Securities
       ---------------------------------
  *    Oritani Financial Corp. Stock Fund                                                                             1,641,730
                                                                                                                   ------------
         Participant Loans                                      Interest raging from 5% to 9.25%                        55,155
                                                                                                                   ------------
                                                                                                                   $ 5,099,409
                                                                                                                   ============
       *   Party-in-interest
       ** Cost omitted for participant directed investments

See Independent Auditors' Report
                                       8

                                   SIGNATURE


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       ORITANI SAVINGS BANK EMPLOYEES' SAVINGS &
                                       PROFIT SHARING PLAN





Date: June 30, 2008                    By:    /s/ Kevin Lynch
                                           ---------------------------------
                                       Name:  Kevin Lynch
                                       Title: President


                                       9